

June 11, 2013

Via E-mail
Thomas E. O'Hern
Senior Executive Vice President, Chief Financial Officer and Treasurer
The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, CA 90401

   Re: **The Macerich Company**
      Form 10-K for fiscal year ended December 31, 2012
      Filed February 22, 2013
      File No. 1-12504

Dear Mr. O'Hern:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Kevin Woody

          Kevin Woody
          Accounting Branch Chief